Exhibit 1

   PRESS RELEASE

Cyren Wins Gold in 2018 Cybersecurity Excellence Awards

McLean, VA – February 26, 2018 – Cyren (NASDAQ: CYRN) today announced that its Cyren Email Security solution won the 2018 Cybersecurity Excellence Award for Best Email Security.

One of the industry’s most coveted award programs, the Cybersecurity Excellence Awards recognize products, companies and individuals that demonstrate innovation, excellence and leadership in information security. Winners are selected based on the strength of their nomination and the popular vote.

Architected for scale, Cyren built the industry’s fastest security cloud, processing over 25 billion security transactions and blocking more than 300 million threats every day. The company’s proprietary detection engines leverage big data analytics, advanced heuristics, recurrent pattern detection, behavioral sandboxing and more to immediately detect threats and protect 1.3 billion users worldwide. Cyren Email Security is a 100% SaaS-based solution that efficiently filters inbound and outbound email, protecting enterprises of all sizes, with nothing for an organization to manage or update.

“Today’s internet threats are faster, more sophisticated and more dangerous than ever, and email has been one of the easiest channels to inflict damage,” said Dan Maier, vice president of marketing at Cyren. “We continue to hear from our prospects that phishing and ransomware are their most challenging security problems, and their legacy security appliances are struggling to keep up. This recognition as the top in our industry underscores our continued commitment to identify and stop the world’s toughest security challenges. It is an honor to win a gold again this year.”

Cyren is offering a free email security “Gap Analysis” to companies interested in evaluating their current email security. The secure, easy-to-deploy and unobtrusive diagnostic tool provides IT and security professionals with clear, actionable threat diagnostics and recommendations. More information about Cyren Email Security can be found at https://www.cyren.com/products/email-security-gateway.

“Congratulations to Cyren for being recognized as the gold winner of the Best Email Security category,” said Holger Schulze, CEO of Cybersecurity Insiders and founder of the 400,000-member Information Security Community on LinkedIn that organizes the awards program. “With over 400 entries in more than 70 categories, the 2018 awards are highly competitive, and all winners truly reflect the very best in today’s cybersecurity industry.”

This year’s win marks the second gold Cybersecurity Excellence Award for the company. In 2017, Cyren Web Security won top honors for the Anti-Malware category. A complete list of 2018 winners is available at www.cybersecurity-excellence-awards.com/candidates/cyren-email-security.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more at www.cyren.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com